American Petro-Hunter Inc.

205 – 16055 Fraser Highway

Surrey, B.C.

V3S 2W9

Telephone: (604) 507-2181    Fax: (604) 507-2187

February 6, 2006

Ms Jill S. Davis, Branch Chief

Fax: (202)-772-9220

United States Securities and Exchange Commission

100 F Street N.W., Stop 7010

Washington, DC 20549

Dear Ms Davis:

Re: American Petro-Hunter Inc. (“The Company”) Your file 0-22723

We are writing in reply to your letter of January 25, 2006. Our comments are as follows:

1.

We wish to confirm that the September, 2004 amended 10QSB was filed this morning, so that the three amended 10QSB’s (March, June, September) have now been filed.

2.

We confirm that Ernst & Young never reported on the Company’s financials. The 2004 audit was completed by Moore Stephens Ellis Foster, who was subsequently acquired by Ernst & Young, as per the 8K dated September 6, 2005. The Company subsequently changed auditors to Morgan & Company as per the 8K filed November 16, 2005. The statement in Item 8, Changes in Accountants, page 8, is therefore incorrect, and has now been revised accordingly.

3.

Changes have been made as requested.

4.

Changes have been made as requested.

5.

This was a typo and should have read December 21. It has been corrected.

The amended 10KSB is being filed today, incorporating all of the changes requested in your letter of January 25, 2006.

Yours truly

AMERICAN PETRO-HUNTER INC.

“Peter G. Rook-Green”

Peter G. Rook-Green

Corporate Secretary & CFO

cc: Jonathan Duersch